SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                           ------------------

                            AMENDMENT NO. 2 TO
                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             ----------------

                            RED ROOF INNS, INC.
                         (Name of Subject Company)

                            RED ROOF INNS, INC.
                    (Name of Person(s) Filing Statement)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                 757005103
                   (CUSIP Number of Class of Securities)

                            Alan L. Tallis, Esq.
                   Executive Vice President, Development,
                       General Counsel and Secretary
                            Red Roof Inns, Inc.
                            4355 Davidson Road
                           Hilliard, Ohio 43026
                              (614) 876-3201

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                             With a Copy to:

                         Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                      New York, New York 10022-3897
                             (212) 735-3000



      This Amendment supplements and amends as Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on July 16, 1999 and as previously amended (as amended, the "Schedule 14D-9"), by Red Roof Inns, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by RRI Acquisition Corp., a Delaware corporation ("Purchaser"), and an indirect, wholly owned subsidiary of Accor S.A., a corporation organized under the laws of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 16, 1999, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a price of $22.75 per Share, net to the seller in cash (subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 of Parent and Purchaser and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

 ITEM 4.  THE SOLICITATION OR RECOMMENDATION

      (a) Item 4(b) is hereby amended by replacing the third sentence of the third to last paragraph under the caption "Background" with the following:

           "The Company Board was also informed by Morgan Stanley of the discussions that Morgan Stanley had held with several other third parties, including the Other Party, and that while the Other Party was given the opportunity to provide the Company with an attractive offer, to date, it had only provided the Company with a non-binding preliminary indication of interest which indicated a price lower than the Offer Price and which was subject to numerous conditions, including, among other things, the completion of due diligence. Accordingly, Morgan Stanley advised the Company Board that neither the preliminary indication of interest put forth by the Other Party nor any of the discussions that Morgan Stanley had held with other third parties were likely to lead to a transaction more attractive than the Offer and the Merger."

      (b) Item 4(b) is hereby amended by replacing the last paragraph under the caption "Reasons for the Transaction; Factors Considered by the Company Board" with the following:

                "In receiving the advice of Morgan Stanley and in approving the Merger and the Merger Agreement and in determining whether to recommend that the Company's stockholders (i) accept the Offer,
           (ii) tender their Shares pursuant to the Offer, and (iii) approve the Merger and approve and adopt the Merger Agreement, the Company Board, including the independent members of the Board, was aware of the potential conflicts of interest that could exist due to Morgan Stanley's role as the Company's financial advisor and as an affiliate of the MS Entities, the largest beneficial holders of Shares. Accordingly, upon the recommendation of the independent members of the Company Board, the Company Board engaged CIBC World Markets to serve as the Company's independent financial advisor and to render a fairness opinion."

 ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      (a) Item 5 is hereby amended by replacing the last paragraph under the caption "Morgan Stanley & Co. Incorporated" with the following:

                "Morgan Stanley has provided certain investment banking services to the Company from time to time for which it has received customary compensation. Morgan Stanley has also in the past provided financial advisory and financing services to Parent unrelated to the Offer and the Merger and has received fees for the rendering of such services. Morgan Stanley is an affiliate of the MS Entities which own in the aggregate 18,400,000 Shares or approximately 68.3% of the total issued and outstanding Shares and such affiliates have four of the nine seats on the Company Board. In addition, Morgan Stanley may from time to time effect transactions and hold positions in securities of the Company and Parent.

                In approving the Company's decision to engage Morgan Stanley to serve as the Company's financial advisor, the independent members of the Company Board were aware of the potential conflicts of interest that could exist due to Morgan Stanley's role as the Company's financial advisor and as an affiliate of the MS Entities. Nevertheless, because of Morgan Stanley's reputation as an internationally recognized investment banking firm that has substantial experience in the lodging and real estate industries and in transactions similar to the Offer and the Merger, the independent members of the Company Board unanimously recommended and approved the retention of Morgan Stanley as the Company's financial advisor.

                In receiving the advice of Morgan Stanley and in approving the Merger and the Merger Agreement and in determining whether to recommend that the Company's stockholders (i) accept the Offer,
           (ii) tender their Shares pursuant to the Offer, and (iii) approve the Merger and approve and adopt the Merger Agreement, the Company Board was aware of the potential conflicts of interest that could exist due to Morgan Stanley's role as the Company's financial advisor and as an affiliate of the MS Entities, the largest beneficial holders of Shares. Accordingly, upon the recommendation of the independent members of the Company Board, the Company Board engaged CIBC World Markets to serve as the Company's independent financial advisor and to render a fairness opinion."



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:    August 9, 1999      RED ROOF INNS, INC.

                               By:  /s/   David L. Rea
                                  ---------------------------------------
                               Name:   David L. Rea
                               Title:  Executive Vice President, Chief
                                         Financial Officer and Treasurer